

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 14, 2007

Mr. Earl R. Wait
Vice President - Accounting
Natural Gas Services Group, Inc.
2911 South County Road 1260
Midland, Texas 79706

> **Re:** **Natural Gas Services Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 1-31398**

Dear Mr. Wait:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief